Exhibit 99.1

[ES Bancshares, Inc Logo]

                    , 2008

RE:	Revised Warrant Exercise Kit

Dear ES Bancshares, Inc. Warrant Holder:

Set forth below is important information regarding your Common Stock Purchase Warrants in ES Bancshares, Inc:

I. Modification of Common Stock Purchase Warrants

We previously announced that, ES Bancshares, Inc. (“ES Bancshares”) modified the terms of the ES Bancshares Common Stock Purchase Warrants (the “Warrants”) as follows:

•	we have reduced the exercise price of the Warrants from $10.00 to $6.75; and

•	we have extended the expiration term of the Warrants from June 28, 2008 at 5:00 p.m. New York Time to October 31, 2008 at 5:00 p.m. New York Time.

We believe that reducing the exercise price of the Warrants and extending the maturity are appropriate given today’s adverse market conditions. In addition, the Board of Directors believes that these modifications will increase the value of the Warrants, the vast majority of which are held by our stockholders. Finally, the modifications will make it more likely that such Warrants are exercised, thus increasing capital of the Company to support our business plan.

For additional information, I have enclosed an updated prospectus dated                     , 2008 describing the revised terms of the Warrants.

II. Recent Developments

As you will note in the section entitled “Recent Developments” in the enclosed prospectus dated                     , 2008, we recently recorded a significant charge to operations.

In recognition of the above, we are sending you new materials to exercise your Warrants. If you wish to exercise your Warrants, please be sure to use the new materials enclosed rather than the materials we previously sent you. This will assure that you were aware of these developments at the time you exercise.

III. Warrant Certificates

As you may recall, ES Bancshares was formed as the one-bank holding company of Empire State Bank, N.A. (“Empire”) in August 2006. At that time, all Warrants of Empire were automatically deemed to represent Warrants of ES Bancshares on the same terms. As such, there was no need to, and we did not exchange warrant certificates.

In April 2007, we modified the terms of the original Warrants, reducing the exercise price from $12.50 to $10.00 and extending the expiration term from June 28, 2007 to June 28, 2008. At that time, we exchanged the old warrant certificates that were submitted to us for new modified certificates. As a result, as a Warrant holder, you may hold either an original Warrant certificate titled “Empire State Bank” or a modified Warrant certificate titled “ES Bancshares, Inc.” depending on whether you exchanged your warrant certificates in 2007.

III. Exercise of Warrants

For your information, we have enclosed an updated prospectus dated                     , 2008 relating to the ES Bancshares shares which would be issued upon the exercise of your Warrants. Also included with the prospectus is a pink Common Stock Purchase Warrant Exercise Form to be completed if you would like to exercise all or any portion of your Warrants for ES Bancshares Common Stock. If you would like to exercise your Warrants, please deliver the following to American Stock Transfer, our Exchange Agent, at the mailing address listed below:

•	a fully completed pink Common Stock Purchase Warrant Exercise Form;

•	a check made payable to “ES Bancshares, Inc.” for the aggregate exercise price; and

•	your Common Stock Purchase Warrant certificate.

Once our Exchange Agent has received the above items, it will deliver to you your shares of ES Bancshares Common Stock and a Warrant certificate for any unexercised Warrants. Our Exchange Agent’s mailing address for the exercise of Warrants is the:

American Stock Transfer & Trust Company

Operations Center

Attn: Reorganization Department

6201 15th Avenue

Brooklyn, New York 11219

IV. Exchange of Warrant Certificates

In connection with the change in the terms of the Warrants discussed above, you may exercise your existing Warrants at the reduced exercise price of $6.75. In the alternative, if you have not already done so, you may exchange the Warrant certificate you currently hold for a new, modified, Warrant certificate. In any event, please do not forget – we have extended the Warrants’ expiration date only until October 31, 2008. We will not honor any attempt to exercise Warrants after such date.

To exchange your Warrant certificates for an equal number of Warrant certificates of ES Bancshares that reflect the modified terms, please contact our exchange agent at the address or phone number listed below. If our exchange agent instructs you to exchange your Warrant certificates by mail, we strongly recommend using registered mail, with a return receipt requested, properly insured. Our exchange agent’s address and phone number is:

American Stock Transfer & Trust Company

Operations Center

Attn: Reorganization Department

6201 15th Avenue

Brooklyn, New York 11219

(877) 248-6417

If you have any questions about the procedure for exercising your Warrant certificates or the procedure for exchanging your Warrants, please call American Stock Transfer & Trust Company, toll-free at (877) 248-6417 or (718) 921-8317 or me at ES Bancshares at (845) 561-0003.

Sincerely,

/s/ Anthony P. Costa

Anthony P. Costa

Chairman & Chief Executive Officer

IF YOU WOULD LIKE TO EXERCISE YOUR WARRANTS, PLEASE FOLLOW THE INSTRUCTIONS ON THE ENCLOSED COMMON STOCK PURCHASE WARRANT EXERCISE FORM.